July 18, 2011
By E-mail
Loan Lauren P. Nguyen,
  Division of Corporation Finance,
    Securities and Exchange Commission,
      100 F Street, N.E.,
        Washington, D.C. 20549.

Re:	Capital Product Partners L.P.
Registration Statement on Form F-4
Filed June 9, 2011
File No. 333-174795

Form 20-F for the fiscal year ended December 31, 2010
Filed February 4, 2011
File No. 001-33373
Dear Ms. Nguyen:
          On behalf of Capital Product Partners L.P. (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Staff”) set forth in its letter of July 6, 2011. In addition, Amendment No. 1 to the registration statement on Form F-4 (File No. 333-174795) (including exhibits thereto) (the “Registration Statement”), which reflects many of these responses, has been submitted for filing.
          All responses set forth in this letter are those of the Company. All responses are keyed to the headings indicated in the Staff’s comments and are designated with the letter “R” below the comment number. The comments themselves are set forth in boldface type. As a result of changes to the Registration Statement, some page references have changed. The page references in the Staff’s comments refer to page numbers in the registration statement on Form F-4 submitted to the Staff on June 9, 2011; the page numbers in the Company’s responses refer to the page numbers of the Registration Statement submitted to the Staff on July 18, 2011. Capitalized terms used

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but not defined in this letter have the meanings specified in the draft of the Registration Statement submitted on July 18, 2011.
F-4
General

1.	Please provide us with copies of any written materials prepared by management or the advisors and reviewed by the board in connection with its vote to approve the transaction.
R: In response to this comment, the board books that the boards of directors of the Company and Crude Carriers Corp. received from each of their financial advisors are being furnished under separate cover by counsel to the financial advisors, who have informed the Company that they will be requesting confidential treatment for such materials pursuant to Exchange Act Rule 12b-4 and Securities Act Rule 418 and pursuant to Title 17 C.F.R. §200.83 (and seeking the return of such materials promptly following completion of the Staff’s review thereof).
Each of the Company and Crude Carriers Corp. respectfully advise the Staff that, in each case, the board books provided to the board of directors by their respective financial advisor encompass all material information that such financial advisor provided to the board.
2.	Prior to printing and distribution of the materials, please provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.
R: The Company notes the Staff’s comment and will furnish mockups and accompanying captions to the Staff under separate cover.
3.	With a view to revised disclosure, please tell us what consideration the Crude Independent Committee and Jefferies gave as to how the change from common stock ownership to limited partnership interests affects, if at all, the value of Crude shareholders’ interest in the surviving entity and the determination that the consideration paid is fair to unaffiliated shareholders.
R: The Crude Independent Committee and Jefferies (in each case to the extent expressly set forth below) reviewed several factors in connection with their

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consideration of the differences between the ownership of Crude common stock and CPLP common units (representing limited partnership interests), including the fact that (i) Crude common stock and CPLP common units are both publicly traded on U.S. securities exchanges, (ii) since the time of its initial public offering, CPLP has elected to be treated as a C corporation for U.S. federal income tax purposes and, therefore, Crude shareholders would not receive significantly different tax treatment as holders of CPLP common units and (iii) Crude and CPLP both have similar dividend or distribution policies of distributing available cash to its equityholders quarterly, and in the case of CPLP unitholders, such distributions are a contractual right under the CPLP Partnership Agreement.
In addition, after comparing the rights of Crude shareholders under the MIBCA and Crude’s charter and bylaws and the holders of CPLP common units under the MILPA and the CPLP Partnership Agreement, the Crude Independent Committee determined that the Crude shareholders and holders of CPLP common units had substantially similar rights, including, among other things, the right to vote in the election of directors, on significant corporate matters such as mergers, consolidations and similar transactions and on amendments to organizational documents. The Company believes the section “Comparison of Rights of Shareholders of Crude and Unitholders of CPLP” starting on page 113 provides Crude shareholders with appropriate disclosure regarding the similarities and differences between owning shares of Crude common stock and owning CPLP common units.
With respect to the few instances where the Crude Independent Committee determined, after consultation with counsel, that there could potentially be meaningful differences between ownership of Crude common stock and CPLP common units, the Crude Independent Committee negotiated certain terms with the CPLP Conflicts Committee to address these differences. The Crude Independent Committee negotiated an agreement by CPLP and Capital Maritime to cause to be amended, prior to the Effective Time, Section 15.1 of the CPLP Partnership Agreement relating to the ability of Capital GP to acquire the remaining outstanding securities of any class of CPLP securities held by all holders other than Capital GP or its affiliates if Capital GP or its affiliates hold at least 80% of all such securities in such class, so that such right is triggered at 90% instead of 80%. The Crude Independent Committee sought and received agreement from the CPLP Conflicts Committee for this closing condition to harmonize Section 15.1 of the CPLP Partnership Agreement with Section 96 of the MIBCA, which permits a parent to

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merge with a subsidiary without shareholder approval if such parent owns at least 90% of the outstanding voting stock of the subsidiary. The Crude Independent Committee negotiated another closing condition requiring the amendment of the Omnibus Agreement, dated as of April 3, 2007, by and among Capital Maritime, Capital GP, Capital Product Operating GP L.L.C. and CPLP to include terms substantially similar to those contained in the Business Opportunities Agreement, dated March 1, 2010, between Capital Maritime and Crude. See the disclosures in “The Merger Agreement—Other Covenants and Agreements” and “The Merger Agreement—Conditions to Completion of the Proposed Transaction.” The Company has also disclosed on page 57 in “The Proposed Transaction—Recommendation of the Crude Independent Committee and the Crude Board; Crude’s Reasons for the Proposed Transaction” that the requirement to amend the CPLP Partnership Agreement to “harmonize the rights of unitholders of the combined entity to that of the shareholders of Crude” was a positive factor considered by the Crude Independent Committee in making its recommendation to the Crude Board.
The Company has provided appropriate disclosure regarding the similarities in tax treatment, but, to further disclose the other mentioned considerations, will add the following bullet point on page 57 in “The Proposed Transaction—Recommendation of the Crude Independent Committee and the Crude Board; Crude’s Reasons for the Proposed Transaction” immediately before “Negative Factors”:
•	“The similarities between ownership of Crude common stock and CPLP common units, including, among other things, the fact that (i) Crude common stock and CPLP common units are both publicly traded on U.S. securities exchanges and (ii) each of Crude and CPLP both distribute available cash to its equityholders on a quarterly basis, and in the case of CPLP unitholders, such distributions are a contractual right under the CPLP Partnership Agreement. See “Comparison of Rights of Shareholders of Crude and Unitholders of CPLP.”
Questions and Answers, page v

4.	Given the significance of the interests of your directors and officers in the transaction and its approval, please include a separate Q&A to disclose the interests.

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R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page vi by adding the following Q&A, and by adding conforming disclosure at page 71.
“Q:	What are the interests of the officers and directors of Crude in the merger?

A:	There is substantial overlap of the ownership and control of Crude and CPLP. CCIC, the owner of 100% of the Crude Class B stock, is beneficially owned by the Marinakis family, including the Chairman and Chief Executive Officer of Crude, Evangelos M. Marinakis. Evangelos M. Marinakis, Ioannis E. Lazaridis and Gerasimos G. Kalogiratos collectively own 0.91% of the outstanding shares of Crude common stock and Mr. Marinakis is the Chief Executive Officer of Capital Maritime, which is beneficially owned by the Marinakis family and which is also the owner of Capital GP. Capital Maritime currently owns a 41.9% interest in CPLP (including its 2% general partner interest through its ownership of Capital GP), and, following the merger, Capital Maritime will own a 27.1% interest in the combined company, including ownership resulting from the general partnership interest in the combined company held by Capital GP, and, collectively, Capital Maritime and CCIC would own approximately 31.7% of the combined company. In addition, there is significant overlap between the senior management teams of each of Crude and Capital GP. Furthermore, it was determined after the execution of the merger agreement that Dimitris Christacopoulos, a member of the Crude Independent Committee would be designated by Crude as the Crude director who would, in accordance with the merger agreement, become a director of CPLP upon consummation of the merger. See “The Proposed Transaction—Interests of Crude’s Directors and Executive Officers in the Proposed Transaction” and “The Proposed Transaction—Continuing Board and Management Positions” beginning on page 71. Finally, the vesting requirements relating to shares of Crude common stock held by members of the Crude Independent Committee, other than Dimitris Christacopoulos (who collectively hold, subject to vesting requirements, an aggregate of approximately 20,000 shares of Crude common stock, or the right to receive approximately 31,200 CPLP common units), will lapse immediately prior to the effective time of the merger, and such shares will vest in full immediately prior to the effective time of the merger. See “The Proposed Transaction—Treatment of Crude Unvested Shares in the Proposed Transaction” beginning on page 84.””

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What is the required vote to approve and authorize the Merger?, page v

5.	Quantify the percentage of your outstanding shares that would need to vote in favor of the merger for it to be approved and state what percentage is held by Crude’s officers and directors.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page v by adding the following disclosure: “, such majority being 49.45% or more of the outstanding shares of Crude common stock (1.11% of the outstanding shares of Crude common stock is held by Crude’s executive officers and directors).”
Is the merger expected to be taxable to me?, page viii

6.	Tell us the degree of uncertainty there is about whether the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the IRC.
R: The Company notes that the Registration Statement at page viii states that “it is a condition...to complete the merger that CPLP and Crude... receive a legal opinion...to the effect that the merger should qualify as a “reorganization” within the meaning of Section 368(a)...” The Company believes that by stating that the completion of the merger requires the receipt of a “should”-level legal opinion regarding the merger’s qualification as a “reorganization” within the meaning of Section 368(a), the Company is addressing the level of uncertainty that the merger will qualify as such. The Company has been advised that a “should”-level legal opinion places the uncertainty of qualifying somewhere below a “more-likely-than-not”-level opinion and somewhere above a “will”-level opinion.
Summary, page 1

Interests of Certain Persons in the Proposed Transaction, page 7

7.	Please quantify the aggregate amounts of all benefits which officers and directors receive in the merger which regular shareholders do not. Use tabular presentation if that makes it easier to understand for shareholders.
R: Other than the shares of Crude common stock held by members of the Crude Independent Committee (other than Dimitris Christacopoulos) with respect to which any vesting requirements will lapse immediately prior to the consummation of the

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merger, the officers and directors of Crude will not receive any benefits in the merger that regular shareholders do not. The Company has revised the Registration Statement at page 7 by adding the following disclosure:
“These interests and arrangements include:
•	certain directors and officers of Crude are also directors and/or officers of CPLP, Capital GP, Capital Maritime and Capital Ship Management, including Evangelos M. Marinakis, who is the Chairman and Chief Executive Officer of Crude as well as the Chairman of the CPLP Board, a director of Capital Maritime and the Chief Executive Officer and President of Capital Maritime, Ioannis E. Lazaridis, who is the President of Crude as well as a director of CPLP and Capital Maritime, the Chief Executive Officer and Chief Financial Officer of Capital GP and the Chief Financial Officer of Capital Maritime and Gerasimos G. Kalogiratos, who is a director and the Chief Financial Officer of Crude as well as the Finance Director of Capital Maritime and the Investment Relations Officer of CPLP;

•	beneficial ownership by Crude directors and executive officers of CPLP common units, although no Crude director or executive officer owns common units in a number representing more than 1.0% of the outstanding CPLP common units;

•	at the time the merger is consummated, the commencement of service on the CPLP Board by Dimitris Christacopoulos, a member of the Crude Board and Chairman of the Crude Independent Committee who was designated to assume this position by the Crude Board after the execution of the merger agreement and in accordance with the merger agreement; and

•	the lapsing of the vesting requirements relating to shares of Crude common stock held by members of the Crude Independent Committee, other than Dimitris Christacopoulos (who collectively hold, subject to vesting requirements, an aggregate of approximately 20,000 shares of Crude common stock, or the right to receive approximately 31,200 CPLP common units), immediately prior to the effective time of the merger.”

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Comparison of Rights of Shareholders of Crude and Unitholders of CPLP, page 11

8.	Please revise to include a more complete description of how owning limited partnership interests differs from owning common stock. To the extent these differences are material, please add a risk factor in this regard.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 11 and at page 114 by adding the following disclosure.
Page 11
“For example, while the business and affairs of each of Crude and CPLP are overseen by a board of directors, because CPLP is a limited partnership, its day-to-day affairs are managed by its general partner and the general partner’s officers, at the direction and subject to the authority of the CPLP Board. Crude is a corporation and has its own officers who are appointed by the Crude Board. Furthermore, the CPLP Board is composed of seven directors, three directors who are appointed by its general partner and four directors who are elected by the holders of CPLP common units that are not affiliated with the general partner or its affiliates. However, both the Crude Board and the elected directors on the CPLP Board are classified into three classes, with the terms of each of the classes expiring in successive years.”
Page 114
Appointment of Officers
     Crude
          Under Crude’s amended and restated bylaws, the Crude Board is required to elect a Chief Executive Officer, a Chief Financial Officer and a Secretary, which officers are responsible, under the direction of the Crude Board, for supervising and managing the daily business and affairs of Crude. The Crude Board may also elect from time to time such other officers as, in the opinion of the Crude Board, are desirable for the conduct of the business of Crude.
     CPLP
          Under the MILPA and the CPLP Partnership Agreement, the business and affairs of CPLP are generally managed by Capital GP, as general partner, under the direction

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and subject to the authority of the CPLP Board, and the day-to-day activities of CPLP are managed by the officers of Capital GP, although the CPLP Board has the authority to appoint and remove such officers and to determine the scope of such officers’ authority and compensation (in each case in such officers’ capacity as managers to CPLP).
Comparative Stock Prices and Dividends (page 98), page 11

9.	Please briefly discuss any changes to the dividend policy upon the consummation of the merger.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 12 by adding the following disclosure.
“If the proposed transaction is consummated, CPLP intends to maintain its current cash distribution target of $0.93 per unit. The payment of distributions by CPLP following the merger, however, will be subject to approval and declaration by the CPLP Board and will depend on a variety of factors, including business, financial, legal and regulatory considerations, including but not limited to vessel earnings remaining at current levels or improving, refinancing of current debt obligations under similar terms as CPLP’s existing debt obligations in a timely fashion, operating and voyage expenses remaining at comparable levels, no accidents or material loss to its vessels occurring, as well as covenants under the combined company’s credit facilities. Please see the relevant subheadings under the section captioned “Risk Factors” beginning on page 22.”

Risk Factors, page 22

10.	Please remove the following language from the introductory paragraph: “as well as other risks and uncertainties not currently known to CPLP or not currently deemed to be material.” Only material risks should be referenced in the risk factors. If risks are not deemed material then they should not be mentioned.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 22 accordingly.

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CPLP’s general partner and its other affiliates, page 23

11.	Please discuss in a separate risk factor the risk of conflicts of interest because of the substantial overlap in ownership, control, and management between CPLP and Crude. We note your disclosure on page 45. Also quantify the benefits to insiders here.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 24 and page 45 by adding the following disclosure.
Page 24
“The directors and officers of Crude may have interests that are in addition to, or differ from, the interests of Crude shareholders.
Certain directors and officers of Crude are also directors and/or officers of CPLP, Capital GP, Capital Maritime and Capital Ship Management, including Evangelos M. Marinakis, who is the Chairman and Chief Executive Officer of Crude as well as the Chairman of the CPLP Board, a director of Capital Maritime and the Chief Executive Officer and President of Capital Maritime, Ioannis E. Lazaridis, who is the President of Crude as well as a director of CPLP and Capital Maritime, the Chief Executive Officer and Chief Financial Officer of Capital GP and the Chief Financial Officer of Capital Maritime and Gerasimos G. Kalogiratos, who is a director and the Chief Financial Officer of Crude as well as the Finance Director of Capital Maritime and the Investment Relations Officer of CPLP.
In considering the recommendation of the Crude Board (consistent with the recommendation of the Crude Independent Committee) for the Merger Proposal, you should consider that the directors and officers of Crude may have interests that differ from, or are in addition to, their interests as Crude shareholders generally. These interests include the following:
•	such directors and officers have the right to indemnification under the organizational documents of Crude and under the merger agreement;

•	the vesting requirements relating to shares of Crude common stock held by members of the Crude Independent Committee, other than Dimitris Christacopoulos (who collectively hold, subject to vesting requirements, an aggregate of approximately 20,000 shares of Crude common stock, or the right to

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receive approximately 31,200 CPLP common units), will lapse immediately prior to the effective time of the merger, and such shares will vest in full immediately prior to the effective time of the merger;

•	as designated by the Crude Board after execution of the merger agreement, and in accordance with the merger agreement, Dimitris Christacopoulos, the Chairman of the Crude Independent Committee, will commence service on the board of directors of the combined company at the time the merger is consummated; and

•	certain Crude directors and executive officers own CPLP common units.
See “The Proposed Transaction—Interests of Crude’s Directors and Executive Officers in the Proposed Transaction” and “The Proposed Transaction—Continuing Board and Management Positions” beginning on page 71 and “The Proposed Transaction—Treatment of Crude Unvested Shares in the Proposed Transaction” beginning on page 84.”
Page 45
“In addition, the vesting requirements relating to shares of Crude common stock held by members of the Crude Independent Committee, other than Dimitris Christacopoulos (who collectively hold, subject to vesting requirements, an aggregate of approximately 20,000 shares of Crude common stock, or the right to receive approximately 31,200 CPLP common units), will lapse immediately prior to the effective time of the merger, and such shares will vest in full immediately prior to the effective time of the merger.”
The combined company may not be able to grow, page 27

12.	Please revise to balance the disclosure in the first sentence by disclosing that the period-linked agreements for three of Crude’s vessels and two of CPLP’s vessels will expire in 2011 and new charters have not been entered into at this time.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 27 by adding the following disclosure.
“Currently, Crude charters all of its five vessels and CPLP charters one vessel in the spot charter market or pursuant to spot market-linked time charter agreements. The period employment of three of Crude’s vessels,

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and the CPLP vessel, is scheduled to expire during 2011, and new charters have not been entered into at this time.”
The Crude vessels are managed under a floating fee management agreement, page 30

13.	Revise to disclose the reimbursement amounts paid to the manager for the fiscal year ended December 31, 2010 and discuss whether the fees under the floating fee management agreement are capped.
R: The Company advises the Staff that the fees under the floating fee management agreement are not capped. The Company has reviewed the Staff’s comment and revised the Registration Statement at page 30 by adding the following disclosure.
“For the year ended December 31, 2010, Crude paid $22.65 million to the manager under its management agreement (including $4.82 million in management fees and the remainder as reimbursement for vessel operating expenses incurred by the manager).”

U.S. tax authorities could treat CPLP as a “passive foreign investment company”, page 31

14.	As the disclosure in this risk factor and the following risk factor consists in part of legal conclusions, please name legal counsel and provide an appropriate consent or advise.
R: The Company notes that to the extent that these risk factor responses consist of legal conclusions, each response cross-references the relevant portion of the “Material United States Federal Income Tax Consequences to Crude Shareholders” section of the Registration Statement beginning at page 73, which, for each legal conclusion, contains the appropriate advice of Sullivan & Cromwell, LLP. In light of these cross-references, the Company believes that the legal conclusions contained within these risk factor responses already include the appropriate consent or advice by named legal counsel. As such, the Company respectfully submits to the Staff that these risk factor responses do not need to be revised.

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Proxies and Proxy Solicitation Costs, page 41

15.	We note that proxies may be solicited in person, by telephone, or by other electronic means. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.
R: The Company confirms that it will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.
Background of the Proposed Transaction, page 45

16.	Please disclose the reasons that the CPLP Board considered to enter into a merger with Crude at this time when the period-linked charters under the Crude vessels will expire in 2011 and the spot rates are currently low.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 55 by adding the following disclosure.
“The CPLP Board and the CPLP Conflicts Committee consulted with management and their legal and financial advisors and considered many factors in approving the merger including, among other factors, that the merger was expected to create a leader in the tanker industry, with 26 vessels approximating a 2.2 million dwt fleet, comprised of ultra-modern, high quality vessels with an average age of 2.6 years and vetted with the key major oil companies on employment of crude and product tankers. The CPLP Board and CPLP Conflicts Committee also expected the merger to (i) create a large, diversified platform to source growth opportunities, (ii) provide significant additional operating leverage which should generate incremental cash flow over time, (iii) improve access to the debt and equity capital markets to fund growth initiatives, and (iv) be accretive to net asset values and enhance the potential to increase distributable cash flow to CPLP unitholders. Furthermore, in approving the merger, the CPLP Board and the CPLP Conflicts Committee expected that the greater size of the combined company would create greater interest by investors and the merger would result in a larger and more liquid trading market for the benefit of both Crude stockholders and CPLP unitholders.”

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17.	Refer to the disclosure in the last paragraph on page 46. Please describe the alternatives that the CPLP Board considered for achieving the purposes of the merger.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 46 by adding the following disclosure.
The CPLP Conflicts Committee also discussed possible alternatives to a proposed transaction with Crude, “including the potential for raising capital in the high yield debt or equity markets or the purchase of additional assets in order to increase distributable cash flow.”

18.	Refer to the disclosure on pages 46-48. We note that the Crude Independent Committee comprised of independent directors considered the CPLP proposal. Please revise to expand your discussion regarding the duties of the Crude Independent Committee and any range of strategic alternatives to be explored by such committee.
R: Please see the disclosure regarding the Crude Independent Committee’s scope of authority, and its discussions with advisors regarding such authority as well as the probability of success with respect to an alternative transaction, on pages 50-52. The Crude Independent Committee sought clarification from the Crude Board on April 27th regarding the scope of the Crude Independent Committee’s authority, specifically, whether the Crude Independent Committee was permitted to pursue alternative transactions. At its April 29th meeting, the Crude Board confirmed that the Crude Independent Committee was granted such authority at the Crude Board’s February 3rd meeting to first discuss CPLP’s proposal. However, the Crude Independent Committee had been informed previously, and again at the Crude Board’s April 29th meeting, that CCIC would vote against any reasonably foreseeable similar transaction with a party other than CPLP. The Company has revised the Registration Statement at page 47 to clarify and expand the disclosure.
To clarify the disclosure, the Company proposes to revise the second full paragraph of page 47 by adding the following disclosure.
“On February 3, 2011, the Crude Board met to discuss several matters, including the receipt by the Crude Independent Committee of the Initial Proposal. The Crude Board determined that, given the independence of each of the members of the Crude Independent Committee and its existing

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duties to resolve conflicts between Crude and Capital Maritime and its affiliates, the Crude Independent Committee should evaluate and, if appropriate, negotiate the terms of any transaction with CPLP on behalf of the Crude Board. To that end, the Crude Board adopted resolutions to authorize the Crude Independent Committee, in its sole discretion, (i) to review and respond to the Initial Proposal and, if determined appropriate by the Crude Independent Committee, (ii) to engage in further discussions with respect to a potential transaction, and in connection therewith, to engage independent legal and financial advisors to assist in its evaluation and potential negotiations. The Crude Independent Committee was also given the responsibility to coordinate the process and any potential follow up actions with respect to a potential transaction with CPLP. The Crude Board also understood that it had granted the Crude Independent Committee the authority to consider alternative transactions to the proposed transaction with CPLP. However, the Crude Independent Committee was subsequently informed on more than one occasion, including at the Crude Board’s April 29th meeting, that CCIC would vote against any reasonably foreseeable similar transaction with a party other than CPLP.”
Arms’ Length Negotiations, page 58

19.	Considering the substantial conflicts of interests involved, please revise to provide a basis for the belief that the Crude Independent Committee engaged in arms’ length negotiations with CPLP regarding the merger.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 58 by adding the following disclosure.
The Crude Independent Committee and the CPLP Conflicts Committee took appropriate measures so that all discussions regarding the exchange ratio and valuations of the two companies were conducted between the two independent financial advisors or the Chairmen of the two committees, each of whom was an independent director. Furthermore, the substantive negotiations of the non-financial terms of the merger agreement were conducted directly between Akin Gump and Jones Day on behalf of their respective committee clients. Though the management of both Crude and CPLP provided the information necessary for the two

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committees and their respective financial and legal advisors to evaluate the proposed transaction, each of the committees’ deliberations was conducted without any members of management present.
Opinion of the Crude Independent Committee’s Financial Advisor, page 60

20.	Please disclose in the proxy statement that Jefferies has consented to the inclusion of, and reference to, its opinion in the proxy statement.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 60 accordingly.
Select Public Company Analysis, page 63

21.	Please briefly explain the categories of and distinctions between “normal corporate — wet,” “yield-oriented — wet,” and “yield-oriented — MLP.”
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 64 by adding the following explanation.
“Each category referenced above includes companies operating in the maritime transportation and related industries. The category “— Wet” includes only companies that transport petroleum and petroleum related fluid resources. The category “Yield-oriented —” includes companies that have historically distributed all excess cash to their respective stockholders or partners, as the case may be, whereas the category “Normal Corporate —” includes companies that have historically distributed, at the discretion of their respective boards of directors, only portions of excess cash to their respective stockholders. Further, the category “Yield-Oriented — MLP” is a separate and distinct category that differs from the category “Yield-Oriented — Wet” in that the former category comprises only companies that are structured as master limited partnerships (rather than corporations).”

Precedent Transaction Analysis, page 65

22.	Please disclose the criteria used to determine the comparable precedent transactions used for the analysis. Tell us whether any additional transactions that fit the criteria were not used and why not.

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R: The Company supplementally advises the Staff that (i) Jefferies did not select the precedent transactions based on specific criteria, but rather selected transactions involving companies in the maritime transportation and related industries having similar financial and operating characteristics as Crude and (ii) there were no additional transactions that fit such criteria that were not used in this analysis. The Company has revised the Form-4 at page 65 to this effect by adding the following disclosure.
“Using publicly available information, Jefferies examined the following five transactions, announced since September 2006, involving companies in the maritime transportation and related industries that have financial and operating characteristics that Jefferies, in its professional judgment, considered to be similar to Crude.”

23.	We note that all of the public/private transactions you reviewed were announced in August 2008 and earlier. Please revise to explain why you did not review more recent transactions. Further, discuss why you believe these transactions are useful for comparison in light of the substantial time that has passed since they were announced and the intervening downturn in the global economy and shipping industry.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 65 by adding the following disclosure.
“Jefferies did not include any transactions announced after August 2008 in its analysis because publicly disclosed information was not available for any transaction announced thereafter that Jefferies deemed relevant.”
The Company also directs the Staff’s attention to the following disclosure on page 66 of the Registration Statement: “No transaction utilized as a comparison in the precedent transaction analysis is identical to the merger.”
Interests of Crude’s Directors and Executive Officers in the Proposed Transaction, page 71

24.	Please disclose in additional detail the “significant overlap” in ownership and management of Crude and CPLP and Crude and Capital GP.
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 71 by adding the following disclosure.

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“These interests and arrangements include:
•	certain directors and officers of Crude are also directors and/or officers of CPLP, Capital GP, Capital Maritime and Capital Ship Management, including Evangelos M. Marinakis, who is the Chairman and Chief Executive Officer of Crude as well as the Chairman of the CPLP Board, a director of Capital Maritime and the Chief Executive Officer and President of Capital Maritime, Ioannis E. Lazaridis, who is the President of Crude as well as a director of CPLP and Capital Maritime, the Chief Executive Officer and Chief Financial Officer of Capital GP and the Chief Financial Officer of Capital Maritime, and Gerasimos G. Kalogiratos, who is a director and the Chief Financial Officer of Crude as well as the Finance Director of Capital Maritime and the Investment Relations Officer of CPLP;

•	beneficial ownership by Crude directors and executive officers of CPLP common units, although no Crude director or executive officer owns common units in a number representing more than 1.0% of the outstanding CPLP common units;

•	at the time the merger is consummated, the commencement of service on the CPLP Board by Dimitris Christacopoulos, a member of the Crude Board and Chairman of the Crude Independent Committee who was designated to assume this position by the Crude Board after the execution of the merger agreement and in accordance with the merger agreement; and

•	the lapsing of the vesting requirements relating to shares of Crude common stock held by members of the Crude Independent Committee, other than Dimitris Christacopoulos (who collectively hold, subject to vesting requirements, an aggregate of approximately 20,000 shares of Crude common stock, or the right to receive approximately 31,200 CPLP common units), immediately prior to the effective time of the merger.

In addition, there is substantial overlap of the ownership and control of Crude and CPLP. CCIC, the owner of 100% of the Crude Class B stock, is beneficially owned by the Marinakis family, including the Chairman and Chief Executive Officer of Crude, Evangelos M. Marinakis. Evangelos M. Marinakis, Ioannis E. Lazaridis and Gerasimos G. Kalogiratos collectively own 0.91% of the outstanding shares of Crude common stock and Mr.

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Marinakis is the Chief Executive Officer of Capital Maritime, which is beneficially owned by the Marinakis family and which is also the owner of Capital GP. Capital Maritime currently owns a 41.9% interest in CPLP (including its 2% general partner interest through its ownership of Capital GP), and following the merger, Capital Maritime will own a 27.1% interest in the combined company, including ownership resulting from the general partnership interest in the combined company held by Capital GP, and collectively, Capital Maritime and CCIC would own approximately 31.7% of the combined company.”
Treatment of Existing Debt Facilities in the Proposed Transaction, page 72

25.	Please revise to name the financial institution that CPLP has entered into a commitment letter with to partially finance the acquisition of the Cape Agamemnon.
R: The Company has reviewed the Staff’s comment and has revised the Registration Statement at page 72 to add the following disclosure.
“In connection with CPLP’s acquisition of the dry cargo vessel Cape Agamemnon from Capital Maritime, CPLP drew down on a new credit facility of $25 million provided by Credit Agricole Emporiki Bank in order to partially finance the acquisition of the shares of the vessel owning company of the Cape Agamemnon from Capital Maritime.”

Material United States Federal Income Tax Consequences, page 73

26.	It appears you intend to file short-form tax opinions. Please revise this section to name tax counsel and clarify that the discussion in this section is counsel’s opinion rather than a “summary.”
R: The Company has reviewed the Staff’s comment and revised the Registration Statement at page 73 by adding the following disclosure.
“The following discussion of the material United States federal income tax consequences of the merger to holders of Crude common stock and of the ownership of CPLP common units received in the merger , to the extent it consists of statements as to matters of tax law, is the opinion of Sullivan &

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Cromwell LLP, and that portion of the discussion under the heading “The Merger” is also the opinion of Akin Gump Strauss Hauer & Feld LLP.”

Unaudited Pro Form Condensed Combined Financial Information, page 100
Note 2 — Pro forma Adjustments related to the Merger, page 106
27.	Footnote (a) indicates you intend to record the acquisition at fair value under FASB ASC 805, as you do not consider the parties to the transaction to be under common control. We note from the disclosure on page F-10 of your Form 20-F for the year ended December 31, 2010 that, as of July 22, 2010, you no longer consider yourself under common control with CMTC due to the elections of two Class III directors by non-CMTC unitholders, resulting in the majority of the board being elected by non-CMTC controlled unitholders. We further note that, although your ownership stake has decreased to 31.2% at December 31, 2010, Capital Ship Management, a subsidiary of CMTC, still provides significant commercial and technical management services (including the commercial and technical management of your vessels, class certifications, vessel maintenance and crewing, purchasing and insurance and shipyard supervision) as well as administrative, financial and other support services to you through a management agreement and an administrative services agreement. In addition, your Chairman is also the CEO of CMTC, and your CEO and CFO is also the CFO of CMTC. Finally, we note that your next largest shareholder, Kayne Anderson Capital Advisors L.P., only owns about 11% of your common units outstanding at December 31, 2010. Please tell us why you believe the level of operational control held by CMTC does not constitute common control. Specifically address operations and ship management agreements in your analysis.

R:	Pursuant to ASC 810-20-25-3 “Control of Partnerships and Similar Entities: General Partner is Presumed to Control a Limited Partnership,” the general partners in a limited partnership are presumed to control that limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership unless the presumption of control can be overcome as further explained in ASC 810-20-25.

Under the CPLP Partnership Agreement, CMTC and its affiliates are not permitted to participate in the election of four out of the CPLP Board’s seven directors. This provision ensures that a majority of the directors on the CPLP Board are elected by CPLP limited unitholders that are not CMTC or its affiliates (the “Unaffiliated Unitholders”), and since July 22, 2010 a majority of the CPLP Board has been elected by Unaffiliated Unitholders.

The CPLP Partnership Agreement provides that the CPLP Board has the power to oversee, direct the operations of, manage and determine the strategies and policies of CPLP. The CPLP Board as a matter of course, directly exercises its authority in various areas, including without limitation, (i) reviewing and approving, through its Conflicts Committee (which is comprised exclusively of independent directors), transactions with related parties, including purchasing of the vessels from CMTC as recommended by Capital GP, entering into time charter agreements for chartering CPLP’s vessels to CMTC and management fees, (ii) reviewing and approving the financial statements of CPLP as well quarterly or special dividend distributions, (iii) reviewing and approving the issuance or cancellation of CPLP units, (iv) reviewing and approving the aggregate number and type of awards available under the CPLP Equity Plan, (v) reviewing and approving the entering into of any debt instruments by CPLP, (vi) establishing commercial and chartering strategies that are consistent with the dividend policy and other policies set by the CPLP Board, and (vii) reviewing and approving any material contracts, including with respect to the selection of CPLP’s fleet, commercial and technical manager. In addition, the CPLP Board determines the extent of the power that the general partner has regarding the management, operations and affairs of CPLP.

For example, in the case of acquisitions of any CPLP vessels, the Capital GP CEO and CFO prepare forecasts regarding the financial and operating effect that the transaction would have on CPLP, together with the revised forecasts of CPLP’s projected cash flows when combined with the cash flows from proposed vessel acquisition. These forecasts are presented to the Conflicts Committee of the CPLP Board and further to the CPLP Board for each of their approval based on the established authorities as noted above.

CSM provides commercial and technical management services to CPLP’s fleet as well as administrative, financial and other support services to CPLP through a management agreement and an administrative services agreement. While CSM has been engaged in managing the “day to day” operations of CPLP’s fleet, these “day to day” decisions are made within the parameters established by the CPLP Board. The management agreement commences from the date on which each vessel begins its operations and continues for approximately five years up to and including the date each vessel has its first special survey, unless terminated by either CSM or Capital GP on behalf of CPLP on not less than one hundred and twenty days notice if conditions as further listed in the management agreement are present.

An administrative services agreement requires CSM to maintain CPLP’s books and records, provide accounting services, prepare financial statements, assist in communication with investors and provide other clerical and administrative services to CPLP, but does not provide CSM with the authority to make any governance decisions.

In addition, the CPLP Board has exercised its authority to limit the powers of Capital GP as general partner. For example, the CPLP Board has placed restrictions on the ability of Capital GP, as general partner, to take certain actions without prior approval of the CPLP Board, including, among others, to (i) make a purchase or sale of assets of CPLP representing 10% or more of the fair market value of the CPLP’s assets prior to such purchase or sale, (ii) incur debt if such incurrence would result in CPLP’s becoming overleveraged, and (iii) mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of the CPLP’s assets for purposes other than securing the indebtedness that does not result in CPLP’s becoming overleveraged. The CPLP Board has authority to tighten or loosen these restrictions and to otherwise restrict the scope of Capital GP’s authority.

Taking into account these facts and circumstances, CPLP concluded that the rights of Unaffiliated Unitholders overcome the presumption of control by CPLP’s general partner, because the Unaffiliated Unitholders have substantive participation rights allowing them to participate in certain financial and operating decisions of CPLP that are made in the ordinary course of business through their control of the CPLP Board, and therefore CPLP is not under common control with CMTC.

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Exhibit 5.1

28.	Please have counsel remove assumption (iv) in the listing of assumptions in the first paragraph on page 2. It is not appropriate for counsel to assume that there are no modifications to agreements among persons who include its client.
R: In response to the Staff’s comment, Watson, Farley & Williams (New York) LLP revised its opinion and submitted to the Staff the revised form of opinion under Exhibit 5.1 on July 18, 2011.
29.	Revise to remove the last sentence of the first paragraph on page 2 as the assumption is overly broad and inappropriate.
R: In response to the Staff’s comment, Watson, Farley & Williams (New York) LLP revised its opinion and submitted to the Staff the revised form of opinion under Exhibit 5.1 on July 18, 2011.
Exhibit 8.1

30.	Please have counsel revise the penultimate paragraph to clarify that the discussion in the material tax consequences section is counsel’s opinion, rather than that “the statements . . . [are] accurate in all material respects.”
R: In response to the Staff’s comment, Sullivan & Cromwell LLP revised its opinion and submitted to the Staff the revised form of opinion under Exhibit 8.1 on July 18, 2011.
Exhibit 8.2

31.	The tax opinion should speak as of the date of effectiveness. Please have counsel revise opinion paragraph B accordingly. Alternatively, confirm that you will refile the opinion on the date of effectiveness.
R: The Company understands from Akin Gump Strauss Hauer & Feld LLC that on the date of effectiveness, it will file an opinion dated, and which speaks as of, that date.
32.	Please have counsel remove “solely” from the first sentence of the last paragraph of the opinion.

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R: The Company understands from Akin Gump Strauss Hauer & Feld LLC that as requested, the word “solely” will be removed in its opinion filed on the date of effectiveness.
Exhibit 99.1

33.	Please refile the consent of Jefferies & Company, Inc. as an exhibit 23. Refer to Item 601(b)(23) of Regulation S-K.
R: The Company respectfully submits that, consistent with long-standing practices and other Form F-4 filings for similar transactions reviewed by the Staff, such as Novartis AG/Alcon, Inc. and CSR plc/Zoran Corporation, the Company believes that filing such consent as an Exhibit 99 is customary and appropriate and the Company is unaware of any policy or interpretative positions of the Staff to the contrary.
Exhibit 99.2

34.	Please mark your form of proxy “Preliminary Copy,” as required by Rule 14a-6(e)(1).
     R: The Company has reviewed the Staff’s comment and revised Exhibit 99.2 accordingly.
Form 20-F for the fiscal year ended December 31, 2010 for Capital Product Partners L.P.
D. Risk Factors, page 8
35.	Please confirm that you will remove the third sentence of the introductory paragraph in future filings. Only material risks should be discussed in the risk factors; if a risk is not deemed material, it should not be referenced here.
R: The Company has reviewed the Staff’s comment and confirms that it will revise future filings accordingly.

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Item 5B, Liquidity and Capital Resources, page 56

Borrowings, page 59

36.	We note from your disclosure in Note 6 on page F-21 that you amended your two credit facilities on June 30, 2010 to change how such facilities were collateralized. In this regard, please discuss the underlying reasons for this change in your discussion of borrowings in future filings.
R: The Company has reviewed the Staff’s comment and confirms that it will revise future filings accordingly.
37.	Due to the volatility in vessel market values, please consider revising this section in future filings to include the results of your calculation of the 125% minimum value covenant as part of your discussion of liquidity. Such discussion would provide greater insight into the likelihood of a covenant violation. This disclosure may include the exact calculation and aggregate market value of vessels as compared to the outstanding balance and/or a sensitivity analysis discussing the impact a 10% change in vessel market value may have on your continued compliance with this covenant. In the alternative, we suggest you present a table similar to that found on page F-21 in this section, and include the aggregate fair market value of the vessels collateralizing each credit facility.
R: The Company has reviewed the Staff’s comment and confirms that it will revise future filings accordingly.

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Critical Accounting Policies, page 61

38.	Please revise your disclosure in future filings to include a discussion of any vessels that have a market value lower than their carrying value. In this regard, we suggest that you include a table similar to that found on table on page 37 summarizing the date of acquisition and the purchase price of each vessel in your fleet, but also identifying those vessels whose estimated market values are less than their carrying values. Please add disclosure below the table of the aggregate market value and aggregate book value of any such vessels. In addition, this table should be accompanied by disclosure discussing the related accounting treatment of your vessels, and describing the circumstances under which you would record an impairment loss for such vessels, such as when any of these vessels were classified as held for sale.
R: The Company has reviewed the Staff’s comment and confirms that it will revise future filings accordingly.
* * * * *

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          Please note that the appropriate contact at Deloitte & Touche LLP is Jack Azose, who may be reached in New York at (212) 436-4838.
          The Company would greatly appreciate receiving the Staff’s comments on the revised Registration Statement as soon as possible. On behalf of the Company and its advisors, we once again thank you and the Staff for your assistance to date in connection with the review of the Company’s submission.
          If you have any questions relating to the foregoing, please feel free to call me at (212) 558-3445. I may also be reached by facsimile at (212) 558-3588 and by e-mail at claytonj@sullcrom.com. In my absence, please call Vijay S. Iyer at (212) 558-1671. He may also be reached by facsimile at (212) 291-9851 and by e-mail at iyerv@sullcrom.com.
Very truly yours,
/s/ Jay Clayton
Jay Clayton

cc:	Amy Geddes
David Humphrey
J. Nolan McWilliams
(Securities and Exchange Commission)

Ioannis E. Lazaridis
Jerry Kalogiratos
Irina Taka
(Capital Product Partners L.P.)

Vangelis G. Bairactaris, Esq.
(G.E. Bairactaris & Partners)

George Cambanis
Daiva Kazlauskas
(Deloitte. Hadjipavlou Sofianos & Cambanis S.A.)

Jack Azose
(Deloitte & Touche LLP)

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J. Mark Metts, Esq.
Angela Olivarez, Esq.
(Jones Day LLP)

J. Vincent Kendrick, Esq.
Patrick Hurley, Esq.
(Akin Gump Strauss Hauer & Feld LLP)

David C. Spitzer, Esq.
Vijay S. Iyer
Eric A. Treichel
(Sullivan & Cromwell LLP)